02043416

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002 7/31/02

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _______)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Block Listing dated 31st July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 31st July 2002

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS: 910399

RNS: 3862Z

Please ensure the entries on this return are typed

1. Name of Company:

COLT Telecom Group plc

2. Name of Scheme:

COLT Telecom Sharesave Scheme

3. Period of Return:

From: 1 February 2002 to 30 July 2002

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme:

1,090,176

5. Number of Shares issued/allotted under scheme during period:

Nil

6. Balance under scheme not yet issued/allotted at end of period:

1,090,176

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

2,000,000 Ordinary Shares of 2.5p each listed on 31 January 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

1,507,536,535